UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*
MRV COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, $0.0017 par value per share
(Title of Class of Securities)
553477100
(CUSIP Number)

Fred Dorwart	Paula L. Skidmore
Frederic Dorwart, Lawyers	c/o Nadel and Gussman, LLC
124 E. 4th Street	15 East 5th Street, Suite 3200
Tulsa, Oklahoma 74103	Tulsa, Oklahoma 74103
(918)582-9945	(918) 583-3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		4,003,326

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,003,326

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,003,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,058,838

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,058,838

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,058,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,003,326

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,003,326

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,003,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,003,326

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,003,326

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,003,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Spencer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		289,543

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		289,543

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	289,543

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Spencer Capital Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,892

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		196,892

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	196,892

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Kenneth H. Shubin Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		514,713

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		514,713

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	514,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS T2 Accredited Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,771,223

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,771,223

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,771,223

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN (Limited Partnership)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS T2 Qualified Fund L P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,249,871

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,249,871

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,249,871

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN (Limited Partnership)

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Tilson Offshore Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,690,244

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,690,244

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,690,244

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Tilson Focus Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		715,851

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		715,851

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	715,851

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Glenn Tongue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NY

	7	SOLE VOTING POWER

NUMBER OF		6,427,779

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,427,779

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,427,779

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Whitney Tilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NY

	7	SOLE VOTING POWER

NUMBER OF		6,427,189

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,427,189

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,427,189

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		3,902,778

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,902,778

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,902,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,902,778

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,902,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,902,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,902,778

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,902,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,902,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Phil Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		3,902,778

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,902,778

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,902,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	553477100

1	NAMES OF REPORTING PERSONS Richard K. Coleman, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to shares of Common Stock, $0.0017 par value (the “Common Stock”) of MRV Communications, Inc. a Delaware Corporation (the “Issuer”), and amends the Schedule 13D filed by the undersigned on August 10, 2011 (the “Original 13D”), Amendment No. 1 to the Original 13D filed on August 11, 2011, and Amendment No. 2 to the Original 13D filed on August 19, 2011 pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 3 amends and restates Items 1 through 6 of the Original 13D by replacing those Items with the text set out herein. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed thereto in the Original 13D. The principal executive office and mailing address of the Issuer is 20415 Nordhoff Street, Chatsworth, CA 91311.
Item 2. Identity and Background
This Amendment No. 3 is jointly filed by:
•	Boston Avenue Capital LLC (“Boston”), Charles M. Gillman (“Gillman”), Stephen J. Heyman (“Heyman”), and James F. Adelson (“Adelson”).
•	Spencer Capital Fund, LLC (“SC Fund”), Spencer Capital Management, LLC (“SC Management”), and Kenneth H. Shubin Stein (“Shubin Stein”). SC Fund and SC Management are hereafter collectively called “Spencer.”
•	T2 Accredited Fund, LP (“T2 Accredited”), T2 Qualified Fund L P (“T2 Qualified”), Tilson Offshore Fund (“Tilson Offshore), Ltd., Tilson Focus Fund (“Tilson Focus”), Glenn Tongue (“Tongue”), and Whitney Tilson (“Tilson”). T2 Accredited, T2 Qualified, Tilson Offshore, and Tilson Focus are hereafter collectively called “T2.”
•	Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Phil Frohlich (“Frohlich”). Prescott Capital and Prescott Small Cap are hereafter collectively called “Prescott.”
•	Richard K. Coleman, Jr. (“Coleman”).
Boston:
•	Gillman is the portfolio manager for Boston. Heyman and Adelson are managers of Boston.
•	The principal business address of Boston, Gillman, Heyman, and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
•	The principal business of Boston is investing in securities. The principal occupation of Gillman is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for business entities related to family members of Herbert Gussman. The principal occupation of Heyman and Adelson is independent oil and gas exploration and development.
•	Boston is organized under the laws of the State of Oklahoma. Gillman, Heyman, and Adelson are U.S. citizens.
Spencer:
•	Shubin Stein is the managing member of SC Management. SC Management is a registered investment advisor
•	The principal business address of SC Fund, SC Management and Shubin Stein is 1350 Avenue of the Americas, New York, NY 10019.
•	The principal business of SC Fund and SC Management is investing in securities. The principal business of Shubin Stein is serving as the managing member of SC Management.
•	SC Management is organized under the laws of the State of Delaware. SC Fund is organized under the laws of the State of New York. Shubin Stein is a U.S. citizen.
T2:
•	Tongue and Tilson are principals with T2 Partners Management LP, the investment advisor to T2.
•	The principal business address of T2 Accredited, T2 Qualified, Tilson Offshore, Tilson Focus Fund, Tongue, and Tilson is 767 5th Avenue, 18th Floor, New York, NY 10153
•	The principal business of T2 is investing in securities.
•	T2 Accredited, T2 Qualified, and Tilson Focus Fund are organized under the laws of the State of Delaware. Tilson Offshore is organized under the laws of the Cayman Islands. Tongue and Tilson are U.S. citizens.

Prescott Capital:
•	Frohlich is the managing member of Prescott Capital. Prescott Capital is the general partner of the Small Cap Funds.
•	The principal business address of Prescott Capital, the Small Cap Funds, and Frohlich is 1924 South Utica, Suite #1120, Tulsa, OK 74104.
•	The principal business of Prescott Capital is acting as the general partner of the Small Cap Funds. The principal business of the Small Cap Funds is investing in securities. The principal occupation of Frohlich is serving as the managing member of Prescott Capital.
•	Prescott Capital and the Small Cap Funds are organized under the laws of the State of Oklahoma. Frohlich is a U. S. Citizen.
Coleman:
•	Coleman is a business consultant and sole proprietor of Rocky Mountain Venture Services.
•	The principal business address of Coleman is 43 Glenmoor Drive, Cherry Hills Village, CO 80113.
•	Coleman is a U.S. citizen.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The entities or persons identified in this Item 2 are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act by virtue of their filing of the Original 13D, Amendment No. 1, and Amendment No. 2, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the entities or person that such a group exists.
Item 3. Source and Amount of Funds or Other Consideration
•	As of October 10, 2011, Boston had invested $4,136,452 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Boston.
•	As of October 10, 2011, Gillman, Heyman, and Adelson had invested $0 (including commissions and fees) in the Common Stock.
•	As of October 10, 2011, Spencer had invested $473,390 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Spencer.
•	As of October 10, 2011, Shubin Stein had invested $132,020 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Shubin Stein.
•	As of October 10, 2011, T2 had invested $8,995,064.60 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of T2.
•	As of October 10, 2011, Tongue had invested $8,995,064.60 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Tongue.
•	As of October 10, 2011, Tilson had invested $8,995,064.60 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Tilson.
•	As of October 10, 2011, Prescott had invested $1,630,921 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Prescott.
•	As of October 10, 2011, Frohlich had invested $0 (including commissions and fees) in the Common Stock.
•	As of October 10, 2011, Coleman had invested $6,358.95 (including commissions and fees) in the Common Stock.

Item 4. Purpose of Transaction
The entities listed above (each a “Reporting Person”) purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
The purpose of the acquisitions of the Common Stock were for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. However, the Reporting Persons had discussions regarding plans to effect a change in the present board of directors of the Issuer, including a proposal to change the number of directors. As a result, they may be deemed to have formed a “group” under the Securities Exchange Act of 1934, as amended, as of August 8, 2011 when certain of the plans outlined below were agreed upon, and therefore filed the Original 13D. As of August 17, 2011, additional plans were agreed upon as set out in Amendment No 2 and described below.
Specifically, the Reporting Persons stated in Amendment No. 2 that they planned to (i) seek a special meeting of the stockholders of the Issuer for which the Reporting Persons would solicit proxies to reduce the number of directors of the Issuer from eight to five and (ii) elect five director nominees for the Issuer. The five directors to be nominated are three current directors of the Issuer (Charles M. Gillman, Kenneth H. Shubin Stein (current chairman), and Igal Shidlovsky), Glenn Tongue, and a fifth as of yet undetermined person. Mr. Tongue is a Managing Partner of T2 Partners LLC and the Tilson Mutual Funds. Mr. Tongue spent 17 years on Wall Street, most recently as an investment banker at UBS, where he was a Managing Director. Before UBS, Mr. Tongue was at DLJ for 13 years, the last three of which he served as the President of NYSE-listed DLJdirect. Prior to that, he was a Managing Director in the Investment Bank at DLJ, where he worked on over 100 transactions aggregating more than $40 billion.
In addition, the Reporting Persons planned to propose the Issuer return cash to its stockholders out of its cash reserves of approximately $120 million, and oppose any proposals that involve using such cash reserves for acquisition purposes. The Reporting Persons are also committed to influencing the Issuer to re-list the Issuer’s Common Stock on NASDAQ as soon as possible and influencing the Issuer to immediately start holding regular quarterly conference calls between the Issuer’s Chief Executive Officer and stockholders of the Issuers. Finally, the Reporting Persons strongly support Dilip Singh, the Issuer’s current Chief Executive Officer, and Barry Gorsun, the current President of the Optical Communications Systems Division, and are committed to influencing the Issuer to renew their employment contracts and oppose any proposals to terminate them.
The Reporting Persons engaged in extensive discussions with members of the Issuer’s board of directors who are not affiliated with this filing “group” in an attempt to derive a majority consensus among the directors of the Issuer respecting the return of capital to the stockholders, and the sale of additional business units and return of the associated capital to the stockholders. The Reporting Persons have been unable to achieve that consensus. As a result, Shubin Stein, as Chairman of the Issuer’s board of directors, has determined that it is in the best interests of the Issuer for Shubin Stein and Spencer to withdraw from the “group” that may have been deemed to be formed among the Reporting Persons. The remainder of the “group” has elected to dissolve at this time.
Boston (along with Gillman, Heyman, and Adelson) intends to continue to advocate for changes in the composition of the Issuer’s board of directors, a return of capital to the Issuer’s stockholders, re-listing of the Issuer’s Common Stock on NASDAQ, regular quarterly conference calls between the Issuer and its stockholders, and renewal of the employment contracts noted above.
Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans and in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above (relating to paragraphs (d) and (e) of the instructions to Item 4 of Schedule 13D), none of the Reporting Persons has any other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
This Amendment No. 3 is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Amendment No. 3. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.
Item 5. Interest in Securities of the Issuer
(a) and (b) According to the Issuer’s most recent Form 10Q filed August 9, 2011, there were 157,471,931 shares of Common Stock issued and outstanding as of August 5, 2011.
Based on such information, Boston directly owns 4,003,326 shares of Common Stock (approximately 2.5%); and Gillman directly owns 55,512 shares of Common Stock (in the form of options currently exercisable or becoming exercisable within 60 days) (approximately 0.04%). Gillman, as portfolio manager for Boston, is in possession of sole voting and investment power for the Common Stock held by Boston, and may also be deemed to beneficially own the 4,003,326 shares of Common Stock of the Issuer held by Boston. Heyman and Adelson, as joint managers of Boston, are each in possession of sole voting and investment power for the Common Stock held by Boston, and may also be deemed to beneficially own the 4,003,326 shares of Common Stock of the Issuer held by Boston.
Based on such information, SC Fund directly owns 196, 892 shares of Common Stock (approximately 0.13%); SC Management directly owns 92,651 shares of Common Stock, including Common Stock in separately managed accounts over which it exercises sole control (approximately 0.06%); and Shubin Stein directly owns 225,170 shares of Common Stock (including in the form of options currently exercisable or becoming exercisable within 60 days) (approximately 0.14%). SC Management, as the registered investment advisor and overarching Spencer entity, may be deemed to beneficially own the 196,892 shares of Common Stock of the Issuer held by SC Fund. Shubin Stein, as managing member of SC Management which in turn is the manager of SC Fund is in possession of sole voting and investment power for the Common Stock held by them, and may also be deemed to beneficially own the 289,543 shares of Common Stock of the Issuer held by SC Fund and SC Management
Based on such information, after taking into account the transactions described in Item 5(c) below, T2 Accredited directly owns 2,771,223 shares of Common Stock (approximately 1.76%); T2 Qualified directly owns 1,249,871 shares of Common Stock (approximately 0.79%); Tilson Offshore directly owns 1,690,244 shares of Common Stock (approximately 1.07%); Tilson Focus Fund directly owns 715,851 shares of Common Stock (approximately 0.4%); and Tongue directly owns 590 shares of Common Stock (approximately 0%). Tongue, as principal of T2, is in possession of sole voting and investment power for the Common Stock held by them, and may also be deemed to beneficially own the 6,427,189 shares of Common Stock of the Issuer held by T2 (approximately 4.08%). Tilson, as the principal of T2, may also be deemed to beneficially own the 6,427,189 shares of Common Stock of the Issuer held by T2.
Based on such information, after taking into account the transactions described in Item 5(c) below, the Small Cap Funds directly own 3,902,778 shares of Common Stock (approximately 2.5%); Prescott Capital and Frohlich directly owns 0 shares of Common Stock. Prescott Capital, as the general partner of the Small Cap Funds, may be deemed to beneficially own the 3,902,778 shares of Common Stock of the Issuer held by the Small Cap Funds. Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 3,902,778 shares of Common Stock of the Issuer held by the Small Cap Funds.
Based on such information, Coleman directly owns 5,000 shares of Common Stock.
As this Amendment No. 3 outlines the dissolution of the deemed “group” reported pursuant to the Original 13D, no Reporting Person hereunder should any longer be deemed to beneficially own the shares of each of the other Reporting Persons.

The filing of this Amendment No. 3 shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.
(c) During the last 60 days, T2 and Prescott purchased the following shares of Common Stock in the open market:

Entity	Trade Date	Quantity	Price Per Share
Prescott	8/8/2011	600	1.22
T2 Accredited	8/11/2011	463,249	1.25
T2 Qualified	8/11/2011	268,072	1.25
Tilson Offshore	8/11/2011	473,073	1.25
Tilson Focus	8/11/2011	174,490	1.25
(d) Spencer Capital Partners, LLC, an affiliate directly owned by the owners of Spencer Capital Management, LLC, receives a profit allocation from Spencer Capital Fund, LLC pursuant to the terms of the Spencer Capital Fund, LLC operating agreement. Other than as disclosed herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As previously reported, the Reporting Persons have entered into an understanding with Robert Degan and Richard Coleman, who will act as strategic advisors. Both are experienced telecom and technology executives. Richard Coleman is a Reporting Person on this Form 13D, while Robert Degan owns no Common Stock of the Issuer. Mr. Gillman and Mr. Shubin Stein, as non-employee directors of the Issuer, receive pursuant to the Issuer’s compensation program an equivalent of $50,000 of equity each year, which they can elect to receive in stock options or restricted stock of the Issuer. Other than as stated herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking previously filed with Amendment No. 2.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 10, 2011.

Boston Avenue Capital LLC
By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

/s/ Charles M. Gillman
Charles M. Gillman

/s/ Stephen J. Heyman
Stephen J. Heyman

/s/ James F. Adelson
James F. Adelson

Spencer Capital Fund, LLC
By:	its manager, Spencer Capital Management, LLC

By:	/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein, Managing Member

Spencer Capital Management, LLC
By:	/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein, Managing Member

/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein,

T2 Accredited Fund, LP
By:	/s/ Glenn Tongue
Glenn Tongue, Principal

T2 Qualified Fund, L P
By:	/s/ Glenn Tongue
Glenn Tongue, Principal

Tilson Offshore Fund, Ltd.
By:	/s/ Glenn Tongue
Glenn Tongue, Principal

Tilson Focus Fund
By:	/s/ Glenn Tongue
Glenn Tongue, Principal

/s/ Glenn Tongue
Glenn Tongue

/s/ Whitney Tilson
Whitney Tilson

Prescott Group Capital Management, L.L.C.
By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.
By:	Prescott Group Capital Management, L.L.C.,
its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.
By:	Prescott Group Capital Management, L.L.C.,
its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

/s/ Phil Frohlich
Phil Frohlich

/s/ Richard K. Coleman, Jr.
Richard K. Coleman